FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                          For the month of October 2000
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                      Form 20 - F [X]      Form 40 - F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes [_]           No [X]




This Form 6-K consists of:

           A press release issued by Vasogen Inc. on October 17, 2000, entitled:
"Vasogen  Announces Positive Clinical Results in Psoriasis".


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    VASOGEN INC.


                                    By: /s/ Christopher Waddick
                                       -----------------------------
                                       (Name: Christopher  Waddick)
                                       (Title:   Vice-President, Finance & CFO)

Date: October 17, 2000

Vasogen Inc.
                                                                INVESTOR CONTACT
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1                                    Glenn Neumann
tel: (905) 569-2265   fax: (905) 569-9231                     Investor Relations
www.vasogen.com                                                   (905) 569-9065
                                                            investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

            Vasogen Announces Positive Clinical Results in Psoriasis

Toronto, Ontario (October 17, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW), developer of proprietary immune modulation therapies for the treatment of autoimmune/inflammatory disease, today announced positive safety and efficacy data from a randomized, double-blind placebo-controlled feasibility clinical trial of its VAS972 therapy for the treatment of patients with moderate to severe psoriasis. The study was conducted at the Sunnybrook Health Sciences Centre, Toronto, under the direction of Dr. Daniel Sauder, Professor and Chief of Dermatology at the University of Toronto.

The trial enrolled 20 patients with moderate to severe psoriasis, who received two standard courses of either VAS972 therapy or placebo, each administered over a 3-week period on an out-patient basis. Of the patients receiving VAS972 therapy, 70% reported symptomatic improvement (by patient global assessment, PGA) by the end of their first course of therapy. Furthermore, using the PASI (psoriasis area severity index) score, 50% of patients receiving VAS972 experienced a clinically significant benefit (greater than 40% improvement in PASI score), and, of these, 80% had a greater than 50% improvement -- double that seen in the placebo group. VAS972 was shown to be well tolerated and safe, based on both laboratory findings and clinical monitoring of adverse side effects.

"The prospects for VAS972 are very promising, both in terms of the therapy's beneficial effects and its lack of significant adverse side effects as compared to standard therapies for severe psoriasis that have significant toxicity," said Dr. Daniel Sauder, principal investigator for the study. "Given the therapy's high degree of safety, I am looking forward to the further clinical development of VAS972 as an attractive therapeutic option for patients afflicted with this debilitating disease."

"The positive outcome of this trial, the first controlled, double-blind clinical study of VAS972 in psoriasis, marks another significant development milestone for Vasogen," said Dr. Clive Ward-Able, Vasogen's Vice President of Research and Development. "Now that we have demonstrated the clinical benefit of immune modulation therapy in these patients, we will be proceeding with the design of multi-centre clinical trials to advance VAS972 in the regulatory approvals process."

Psoriasis is an autoimmune disease and one of the most common dermatological conditions, occurring in up to 2% of the world's population. It is a serious skin disorder characterized by immune-related inflammation and excessive skin cell growth. Annually, in the United States alone, 150,000 to 260,000 new cases of psoriasis are diagnosed and patient visits to physicians exceed 1.25 million. Furthermore, the annual cost of psoriasis out-patient care in the United States is estimated to range from US$1.6 billion to US$3.2 billion.


                                     -more-
                                                        page 2, October 17, 2000

Vasogen's VAS972 therapy is designed to target disease-causing processes in psoriasis by beneficially modulating immune responses that lead to destructive inflammation. In addition to psoriasis treatment, the Company is developing immune modulation therapies for a number of other autoimmune and inflammatory conditions, including peripheral vascular disease, graft-versus-host disease, congestive heart failure, and ischemia/reperfusion injury.


         Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or the contents of this news release.